Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2021 UNAUDITED FINANCIAL RESULTS

BEIJING, May 14, 2021 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, gaming and search business group, today reported unaudited financial results for the first quarter ended March 31, 2021.

In view of the previously-announced Share Purchase Agreement between subsidiaries of Tencent Holdings Limited (“Tencent”) and the Company and its wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) with respect to Sohu Search’s Sogou Inc. (“Sogou”) shares (the “Sogou Share Purchase”), the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the Company’s condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only.1

First Quarter Highlights

•	Total revenues were US$222 million[2], up 24% year-over-year and down 12% quarter-over-quarter.

•	Brand advertising revenues were US$31 million, up 20% year-over-year and down 26% quarter-over-quarter.

•	Online game revenues were US$176 million, up 32% year-over-year and down 10% quarter-over-quarter.

•

GAAP net income from continuing operations attributable to Sohu.com Limited was US$32 million, compared with a net loss of US$10 million in the first quarter of 2020 and net income of US$47 million in the fourth quarter of 2020.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$37 million, compared with a net loss of US$8 million in the first quarter of 2020 and net income of US$53 million in the fourth quarter of 2020.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2021, we continued to execute the operation strategy of last year, and delivered better-than-expected performance on the top line. In addition, we’re happy to report positive non-GAAP net income of US$37 million, which greatly exceeded our previous guidance. This was mainly attributable to our strict budget control, and the solid performance of our online game business. In summary, for Sohu Media, we kept focusing on improving our products and technology, while at the same time stimulating content generation and social distribution. For Sohu Video, we made continuous progress producing both long-form original dramas and short-form livestreaming content. Further, we integrated advanced live broadcasting technologies into our product matrix, and applied these technologies to our content marketing campaigns. These campaigns not only effectively promoted the generation of premium content, but also attracted a lot of user attention as well as advertiser budgets. For Changyou, our online game business remained solid during the first quarter of 2021, with its revenue greatly exceeding our prior guidance.”

First Quarter Financial Results

Revenues

Total revenues were US$222 million, up 24% year-over-year and down 12% quarter-over-quarter.

Brand advertising revenues totaled US$31 million, up 20% year-over-year and down 26% quarter-over-quarter. The year-over-year increase was mainly due to increased revenues in the portal and video advertising businesses. The quarter-over-quarter decrease was mainly due to seasonality.

[1]

The parties currently expect the completion of the transaction will be after the second quarter of 2021, subject to the satisfaction or waiver of all the conditions to the transaction, including the receipt of regulatory approvals such as clearance of anti-trust filings.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2021 had been the same as it was in the first quarter of 2020, or RMB6.97=US$1.00, US$ total revenues in the first quarter of 2021 would have been US$206 million, or US$16 million less than GAAP total revenues, and up 15% year-over-year.

Online game revenues were US$176 million, up 32% year-over-year and down 10% quarter-over-quarter. The year-over-year and quarter-over-quarter changes were mainly attributable to revenues from TLBB Vintage, which was launched during the fourth quarter of 2020.

Gross Margin

Both GAAP and non-GAAP3 gross margin was 79%, compared with 68% in the first quarter of 2020 and 79% in the fourth quarter of 2020.

Both GAAP and non-GAAP gross margin for the brand advertising business was 20%, compared with nil in the first quarter of 2020 and 31% in the fourth quarter of 2020. The year-over-year and quarter-over-quarter margin changes were mainly due to changes in brand advertising revenues.

GAAP gross margin for online games was 89%, compared with 79% in the first quarter of 2020 and 90% in the fourth quarter of 2020. Non-GAAP gross margin for online games was 90%, compared with 79% in the first quarter of 2020 and 90% in the fourth quarter of 2020. The year-over-year increase in gross margin was mainly due to a higher percentage revenue contribution from PC games, which typically require lower revenue-sharing payments.

Operating Expenses

For the first quarter of 2021, GAAP operating expenses totaled US$124 million, up 18% year-over-year and down 7% quarter-over-quarter. Non-GAAP operating expenses were US$122 million, up 20% year-over-year and down 7% quarter-over-quarter. The year-over-year increase was mainly due to increases in salary and benefits expenses. The quarter-over-quarter decrease was mainly due to decreases in marketing expenses.

Operating Profit

GAAP operating profit was US$51 million, compared with an operating profit of US$16 million in the first quarter of 2020 and an operating profit of US$67 million in the fourth quarter of 2020.

Non-GAAP operating profit was US$53 million, compared with an operating profit of US$19 million in the first quarter of 2020 and an operating profit of US$68 million in the fourth quarter of 2020.

Income Tax Expense

GAAP income tax expense was US$23 million, compared with income tax expense of US$15 million in the first quarter of 2020 and income tax expense of US$21 million in the fourth quarter of 2020. Non-GAAP income tax expense was US$23 million, compared with income tax expense of US$12 million in the first quarter of 2020 and income tax expense of US$21 million in the fourth quarter of 2020.

Net Income/(Loss)

GAAP net income from continuing operations attributable to Sohu.com Limited was US$32 million, or net income of US$0.80 per fully-diluted ADS, compared with a net loss of US$10 million in the first quarter of 2020 and net income of US$47 million in the fourth quarter of 2020.

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$37 million, or net income of US$0.93 per fully-diluted ADS, compared with a net loss of US$8 million in the first quarter of 2020 and net income of US$53 million in the fourth quarter of 2020.

Liquidity

As of March 31, 2021, cash and cash equivalents and short-term investments were US$335 million.

Supplementary Information for Changyou Results

First Quarter 2021 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 7% year-over-year and flat quarter-over-quarter. The year-over-year increase was mainly due to the contribution of TLBB Vintage, partially offset by termination of the operation of Warframe. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, a decrease of 11% year-over-year and 1% quarter-over-quarter. The year-over-year decrease was mainly due to termination of the operation of Warframe.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

•

For mobile games, total average MAU were 2.0 million, a decrease of 40% year-over-year and 16% quarter-over-quarter. Total quarterly APA were 0.5 million, a decrease of 52% year-over-year and 20% quarter-over-quarter. The year-over-year decreases in MAU and APA reflected the natural declining life cycles of Changyou’s older games, including Legacy TLBB Mobile and TLBB Honor. The quarter-over-quarter decreases in MAU and APA were mainly from Illusion Connect and TLBB Honor.

First Quarter 2021 Unaudited Financial Results

Total revenues were US$180 million, an increase of 32% year-over-year and a decrease of 10% quarter-over-quarter. Online game revenues were US$176 million, an increase of 32% year-over-year and a decrease of 10% quarter-over-quarter. Online advertising revenues were US$3 million, an increase of 13% year-over-year and 16% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$160 million, an increase of 50% year-over-year and a decrease of 10% quarter-over-quarter.

GAAP operating expenses were US$61 million, an increase of 12% year-over-year and a decrease of 11% quarter-over-quarter. The year-over-year increase was mainly due to an increase in salary and benefits expenses, mainly as a result of an increase in bonus expenses related to revenue growth, partially offset by a decrease in marketing and promotional spending for online games, including TLBB Honor. The quarter-over-quarter decrease was mainly due to a decrease in marketing and promotional spending for online games, including TLBB Vintage.

Non-GAAP operating expenses were US$59 million, an increase of 16% year-over-year and a decrease of 12% quarter-over-quarter.

GAAP operating profit was US$99 million, compared with an operating profit of US$52 million for the first quarter of 2020 and US$110 million for the fourth quarter of 2020.

Non-GAAP operating profit was US$101 million, compared with a non-GAAP operating profit of US$56 million for the first quarter of 2020 and US$112 million for the fourth quarter of 2020.

Business Outlook

For the second quarter of 2021, Sohu estimates:

•	Brand advertising revenues to be between US$36 million and US$40 million; this implies an annual decrease of 5% to an annual increase of 5% and a sequential increase of 17% to 30%.

•	Online game revenues to be between US$134 million and US$144 million; this implies an annual increase of 26% to 36% and a sequential decrease of 18% to 24%.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$8 million and US$18 million; and GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$3 million and US$13 million.

For the second quarter 2021 guidance, the Company has adopted a presumed exchange rate of RMB6.53=US$1.00, as compared with the actual exchange rate of approximately RMB7.08=US$1.00 for the second quarter of 2020, and RMB6.48=US$1.00 for the first quarter of 2021.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, is that the impact of share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular; the possibility that the pending Sogou Share Purchase and the pending previously-announced merger of Sogou with a subsidiary of Tencent (the “Sogou Merger”) contemplated by an Agreement and Plan of Merger (the “Sogou Merger Agreement”) with direct and indirect wholly-owned subsidiaries of Tencent will not occur as planned if events arise that result in the termination of the Share Purchase Agreement and/or the Sogou Merger Agreement, or if one or more of the various closing conditions to the Sogou Share Purchase and/or the Sogou Merger, including without limitation clearance of anti-trust filings under PRC law, are not satisfied or waived. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2020, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 14, 2021 (7:30 p.m. Beijing/Hong Kong time, May 14, 2021) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5617318. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time May 14 through May 21, 2021. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	5617318

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; developer and operator of online games www.changyou.com/en/; interactive search engine www.sogou.com; and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fifth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020
Revenues:
Brand advertising	$30,741	$41,810	$25,621
Online games	176,495	196,063	133,360
Others	14,857	15,362	19,819

Total revenues	222,093	253,235	178,800

Cost of revenues:
Brand advertising (includes share-based compensation expense of $19, $-59, and $-40, respectively)	24,532	28,836	25,519
Online games (includes share-based compensation expense of $77, $79, and $161, respectively)	18,560	19,154	28,389
Others	3,784	5,086	3,798

Total cost of revenues	46,876	53,076	57,706

Gross profit	175,217	200,159	121,094
Operating expenses:
Product development (includes share-based compensation expense of $1,051, $966, and $1,816, respectively)	69,319	65,671	58,413
Sales and marketing (includes share-based compensation expense of $59, $-95, and $-36, respectively)	36,988	51,945	34,623
General and administrative (includes share-based compensation expense of $1,093, $459, and $1,395, respectively)	18,127	15,696	12,180

Total operating expenses	124,434	133,312	105,216

Operating profit	50,783	66,847	15,878
Other income, net	3,882	1,738	5,676
Interest income	3,861	2,670	1,383
Interest expense	(2,511)	(1,176)	(2,275)
Exchange difference	(1,304)	(2,080)	494

Income before income tax expense	54,711	67,999	21,156
Income tax expense	23,177	21,416	14,562
Net income from continuing operations	31,534	46,583	6,594

Net income/(loss) from discontinued operations, net of tax[6,7]	52,252	(9,212)	(31,708)

Net income/(loss)	83,786	37,371	(25,114)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(1)	2	15,856

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	34,591	(6,119)	(20,864)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	31,535	46,581	(9,262)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	17,661	(3,093)	(10,844)

Net income/(loss) attributable to Sohu.com Limited	49,196	43,488	(20,106)

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[8]	$0.80	$1.18	$(0.24)

Basic net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.45	$(0.08)	$(0.28)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.25	$1.10	$(0.51)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509	39,508	39,270

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.80	$1.18	$(0.24)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.44	$(0.08)	$(0.28)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.24	$1.10	$(0.52)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509	39,508	39,270

[6]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.

[7]

For the first quarter of 2021, the net income from discontinued operations included a $77 million unrealized gain from a change in the fair value of Sogou’s equity investment in Zhihu Inc. (NYSE: ZH), which completed an IPO in March 2021.

[8]	Each share represents one ADS.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2021	As of Dec. 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$243,669	$217,057
Restricted cash	479,820	330,791
Short-term investments	91,491	100,745
Accounts receivable, net	83,220	87,521
Prepaid and other current assets	110,070	106,590
Assets held for sale (current) [9]	1,399,977	1,412,168

Total current assets	2,408,247	2,254,872

Long-term investments, net	29,624	31,634
Fixed assets, net	330,449	337,674
Goodwill	48,320	48,434
Intangible assets, net	11,855	4,842
Restricted time deposits	100,802	101,519
Prepaid non-current assets	—	1,006
Other assets	40,972	42,140

Total assets	$2,970,269	$2,822,121

LIABILITIES
Current liabilities:
Accounts payable	$96,460	$107,611
Accrued liabilities	147,242	157,513
Receipts in advance and deferred revenue	53,209	52,055
Accrued salary and benefits	95,301	100,826
Taxes payable	25,133	28,006
Short-term bank loans	468,550	315,550
Other short-term liabilities	109,032	106,171
Liabilities held for sale (current)[9]	353,182	416,998

Total current liabilities	$1,348,109	$1,284,730

Long-term accounts payable	5,226	3,202
Long-term bank loans	92,000	92,000
Long-term tax liabilities	411,805	406,353
Other long-term liabilities	4,516	3,855

Total long-term liabilities	$513,547	$505,410

Total liabilities	$1,861,656	$1,790,140

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	391,279	347,369
Noncontrolling interest	717,334	684,612

Total shareholders’ equity	$1,108,613	$1,031,981

Total liabilities and shareholders’ equity	$2,970,269	$2,822,121

[9]

On September 29, 2020, the Company has entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. Sogou related assets and liabilities were classified as assets/liabilities held for sale.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2021					Three Months Ended Dec. 31, 2020					Three Months Ended Mar. 31, 2020
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		19	(a	)			(59)	(a	)			(40)	(a	)

Brand advertising gross profit	$6,209	$19			$6,228	$12,974	$(59)			$12,915	$102	$(40)			$62

Brand advertising gross margin	20%				20%	31%				31%	0%				0%

		77	(a	)			79	(a	)			161	(a	)

Online games gross profit	$157,935	$77			$158,012	$176,909	$79			$176,988	$104,971	$161			$105,132

Online games gross margin	89%				90%	90%				90%	79%				79%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$11,073	$—			$11,073	$10,276	$—			$10,276	$16,021	$—			$16,021

Others gross margin	75%				75%	67%				67%	81%				81%

		96	(a	)			20	(a	)			121	(a	)

Gross profit	$175,217	$96			$175,313	$200,159	$20			$200,179	$121,094	$121			$121,215

Gross margin	79%				79%	79%				79%	68%				68%

Operating expenses	$124,434	$(2,203)	(a	)	$122,231	$133,312	$(1,330)	(a	)	$131,982	$105,216	$(3,175)	(a	)	$102,041

		2,299	(a	)			1,350	(a	)			3,296	(a	)

Operating profit	$50,783	$2,299			$53,082	$66,847	$1,350			$68,197	$15,878	$3,296			$19,174

Operating margin	23%				24%	26%				27%	9%				11%

Income tax expense	$23,177	$(618)	(c,d	)	$22,559	$21,416	$(8)	(c,d	)	$21,408	$14,562	$(2,195)	(c,d	)	$12,367

		2,299	(a	)			1,350	(a	)			3,296	(a	)
		1,677	(c	)			3,547	(c	)			(855)	(c	)
		1,178	(d	)			1,190	(d	)			1,910	(d	)

Net income before non-controlling interest	$31,534	$5,154			$36,688	$46,583	$6,087			$52,670	$6,594	$4,351			$10,945

		2,299	(a	)			1,350	(a	)			3,296	(a	)
		—	(b	)			—	(b	)			(2,446)	(b	)
		1,677	(c	)			3,547	(c	)			(855)	(c	)
		1,178	(d	)			1,190	(d	)			1,910	(d	)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$31,535	$5,154			$36,689	$46,581	$6,087			$52,668	$(9,593)	$1,905			$(7,688)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[10]	$17,556	$405			$17,961	$(3,093)	$425			$(2,668)	$(10,848)	$162			$(10,686)

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$49,091	$5,559			$54,650	$43,488	$6,512			$50,000	$(20,441)	$2,067			$(18,374)

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.80				$0.93	$1.18				$1.33	$(0.24)				$(0.20)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.44				$0.45	$(0.08)				$(0.06)	$(0.28)				$(0.27)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.24				$1.38	$1.10				$1.27	$(0.52)				$(0.47)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509				39,509	39,508				39,508	39,270				39,270

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
[10]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.